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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Broadridge Financial Solutions, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
11133T103
(CUSIP Number)
November 5, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	11133T103	Page	2	of	12

1	NAMES OF REPORTING PERSONS Southpoint Capital Advisors LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		7,457,654**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,457,654**

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,457,654**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.27%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
**SEE ITEM 4.

2 of 12

CUSIP No.	11133T103	Page	3	of	12

1	NAMES OF REPORTING PERSONS Southpoint GP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		7,457,654**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,457,654**

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,457,654**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.27%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
**SEE ITEM 4.

3 of 12

CUSIP No.	11133T103	Page	4	of	12

1	NAMES OF REPORTING PERSONS Southpoint Capital Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		7,457,654**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,457,654**

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,457,654**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.27%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
**SEE ITEM 4.

4 of 12

CUSIP No.	11133T103	Page	5	of	12

1	NAMES OF REPORTING PERSONS Southpoint GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		7,457,654**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,457,654**

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,457,654**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.27%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
**SEE ITEM 4.

5 of 12

CUSIP No.	11133T103	Page	6	of	12

1	NAMES OF REPORTING PERSONS Robert W. Butts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		7,457,654**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,457,654**

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,457,654**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.27%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
**SEE ITEM 4.

6 of 12

CUSIP No.	11133T103	Page	7	of	12

1	NAMES OF REPORTING PERSONS John S. Clark II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		7,457,654**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,457,654**

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,457,654**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.27%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
**SEE ITEM 4.

7 of 12

SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Southpoint Capital Advisors LLC, a Delaware limited liability company (“Southpoint CA LLC”), Southpoint GP, LLC, a Delaware limited liability company (“Southpoint GP LLC”), Southpoint Capital Advisors LP, a Delaware limited partnership (“Southpoint Advisors”), Southpoint GP, LP, a Delaware limited partnership (“Southpoint GP”), Robert W. Butts and John S. Clark II. Southpoint CA LLC is the general partner of Southpoint Advisors. Southpoint GP LLC is the general partner of Southpoint GP. Southpoint GP is the general partner of Southpoint Fund LP, a Delaware limited partnership (the “Fund”), Southpoint Qualified Fund LP, a Delaware limited partnership (the “Qualified Fund”), and Southpoint Master Fund, LP, a Cayman Islands exempted limited partnership (the “Master Fund”). Southpoint Offshore Fund, Ltd., a Cayman Island exempted company (the “Offshore Fund”), is also a general partner of the Master Fund. This Schedule 13G relates to shares of Common Stock of Broadridge Financial Solutions, Inc., a Delaware corporation (the “Issuer”), purchased by the Fund, the Qualified Fund and the Master Fund.
This Schedule 13G is being filed by the Reporting Persons to report that, as of the date hereof, each of the Reporting Persons is no longer the beneficial owner of more than five percent of the Common Stock of the Issuer. As of November 5, 2008, each of the Reporting Persons was the beneficial owner of more than five percent of the Common Stock of the Issuer. However, as a result of recent sales of Common Stock, that is no longer the case as of the date hereof.
Item 1(a) Name of Issuer.
Broadridge Financial Solutions, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices.
1981 Marcus Avenue
Lake Success, NY
Item 2(a) Name of Person Filing.
(1) Southpoint Capital Advisors, LP
(2) Southpoint GP, LP
(3) Southpoint Capital Advisors, LLC
(4) Southpoint GP, LLC
(5) Robert W. Butts
(6) John S. Clark II
Item 2(b) Address of Principal Business Office, or, if none, Residence.
(1) For all Filers:
623 Fifth Avenue, Suite 2601
New York, NY 10022
(212) 692-6350

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Item 2(c) Citizenship or Place of Organization.
(1) Southpoint Capital Advisors LP is a Delaware limited partnership.
(2) Southpoint GP, LP is a Delaware limited partnership.
(3) Southpoint Capital Advisors LLC is a Delaware limited liability company.
(4) Southpoint GP, LLC is a Delaware limited liability company.
(5) Robert W. Butts is a U.S. citizen.
(6) John S. Clark II is a U.S. citizen.
Item 2(d) Title of Class of Securities.
Common stock, par value $0.01 per share (the “Common Stock”).
Item 2(e) CUSIP Number.
11133T103
Item 3 If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4 Ownership.
(a)	Southpoint CA LLC, Southpoint GP LLC, Southpoint GP, Southpoint Advisors, Robert W. Butts and John S. Clark II may be deemed the beneficial owners of 7,457,654 shares of Common Stock.
(b)
As of November 5, 2008, Southpoint CA LLC, Southpoint GP LLC, Southpoint GP, Southpoint Advisors, Robert W. Butts and John S. Clark II may be deemed the beneficial owners of 5.27% of the outstanding shares of Common Stock. This percentage was determined by dividing 7,457,654 by 141,398,175, the number of shares of Common Stock issued and outstanding as of October 31, 2008, according to the Issuer’s Form 10-Q filed on November 6, 2008 with the Securities Exchange Commission.

(c)
Southpoint CA LLC, Southpoint GP LLC, Southpoint GP, Southpoint Advisors, Robert W. Butts and John S. Clark II have the sole power to vote and dispose of the 7,457,654 shares of Common Stock beneficially owned.

Item 5 Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of equity securities, check the following [  _____  ].

9 of 12

Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
All securities reported in this schedule are owned by clients of the Investment Manager. To the knowledge of the Investment Manager, no one client owns more than 5% of the Common Stock.
Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Not Applicable.
Item 8 Identification and Classification of Members of the Group.
Not Applicable.
Item 9 Notice of Dissolution of Group.
Not Applicable.
Item 10 Certification.
By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits Exhibit 1
Joint Filing Agreement dated November 18, 2008, between Southpoint CA LLC, Southpoint GP LLC, Southpoint GP, Southpoint Advisors, Robert W. Butts and John S. Clark II.

10 of 12

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 18, 2008
SOUTHPOINT CAPITAL ADVISORS, LP
By: Southpoint Capital Advisors LLC
       its general partner

By:	/s/ Robert W. Butts
	Name:	Robert W. Butts
	Title:	Manager

SOUTHPOINT GP, LP
By: Southpoint GP, LLC
       its general partner

By:	/s/ Robert W. Butts
	Name:	Robert W. Butts
	Title:	Manager

SOUTHPOINT CAPITAL ADVISORS, LLC

By:	/s/ Robert W. Butts
	Name:	Robert W. Butts
	Title:	Manager

SOUTHPOINT GP, LLC

By:	/s/ Robert W. Butts
	Name:	Robert W. Butts
	Title:	Manager

/s/ Robert W. Butts
Robert W. Butts

/s/ John S. Clark II
John S. Clark II

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EXHIBIT INDEX

Exhibit
No.	Description
1	JJoint Filing Agreement dated November 18, 2008, between Southpoint CA LLC, Southpoint GP LLC, Southpoint GP, Southpoint Advisors, Robert W. Butts and John S. Clark II.

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